FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated May 29, 2006 (“Vodafone Germany and RIM Introduce the UMTS-Enabled BlackBerry 8707v in Germany")

News Release dated May 30, 2006 (“KT Powertel and RIM Launch BlackBerry for the First Time in Korea")

News Release dated May 31, 2006 (“Sprint Enhances BlackBerry Portfolio with Mobile Broadband-Powered Devices for the Sprint Power Vision Network")

News Release dated June 1, 2006 (“BlackBerry Connect for Palm Treo 650 Smartphone Now Available on StarHub's Network in Singapore")

Page No 2 2 4 3

Document 1

May 29, 2006

FOR IMMEDIATE RELEASE

Vodafone Germany and RIM Introduce the UMTS-EnabledBlackBerry
8707v In Germany

The BlackBerry 8707v offers enhanced connectivity as a tethered modem

Dusseldorf, Germany and Waterloo, Canada - Vodafone Germany and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8707v™for corporate and individual users in Germany.

In addition to supporting email, phone, text messaging, browser, organizer and corporate data applications, the UMTS-enabled BlackBerry 8707v can be used as a wireless modem to enable mobile users to access the Internet from their laptop. In addition, UMTS support enables users to simultaneously send and receive email, browse the Internet and use other applications while speaking on the phone, even while the handset is being used as a tethered modem.

“The BlackBerry 8707v elegantly integrates advanced hardware and software technologies in a stylish and lightweight handset that supports UMTS networks and Vodafone Germany already offers UMTS support in 1800 German cities,” said Hartmut Kremling, CTO of Vodafone Germany. “The BlackBerry 8707v is the perfect choice for business professionals looking for uncompromised email, browsing and voice performance in an all-in-one device. With the ability to use the handset as a modem for laptops, the BlackBerry 8707v also offers users another great way to stay connected.”

“In today’s demanding business environment, timely access to information drives competitive advantage,” said Jim Balsillie, Chairman and Co-CEO of Research In Motion. “The benefits of mobile connectivity are significant and will enable mobile professionals to make faster, more reliable and ultimately more successful business decisions.”

The BlackBerry 8707v operates on 2100 MHz UMTS networks and also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks. It features 64 MB flash memory and 16 MB SDRAM. The bright, high-resolution color landscape QVGA (320 x 240) LCD screen delivers vivid graphics and provides ample workspace to view email, web pages, applications and other information. Intelligent light sensing technology automatically optimizes screen and keyboard lighting levels for indoor and outdoor viewing. Users can also easily view popular attachment formats including JPEG, BMP, TIFF, Microsoft® Word, Excel and PowerPoint®, Corel® WordPerfect® and Adobe® PDF.

The BlackBerry 8707v also features an ergonomic, full QWERTY keyboard to enable rapid and accurate thumb typing and includes dedicated “send,” “end,” “mute” and “power” keys. A built-in speakerphone enables hands-free conversation and convenient conference calls. The device can also be used with a wireless headset or car kit via Bluetooth®.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, Microsoft Outlook, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The device is expected to be available from Vodafone Germany shortly.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

May 30, 2006

FOR IMMEDIATE RELEASE

KT Powertel and RIM Launch BlackBerry for the First Time in Korea

Seoul, Korea and Waterloo, ON – KT Powertel, a nationwide carrier providing an integrated network for ‘PTT’ (Push-To-Talk) and voice calls, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today introduced BlackBerry® for the first time in Korea. KT Powertel is launching the BlackBerry 7100i™ together with BlackBerry Enterprise Server™ for its corporate customers.

BlackBerry is the world’s leading wireless communications solution providing mobile professionals with wireless access to email, phone, Internet, text messaging, organizer and corporate data applications from a single device.

“KT Powertel is proud to be first to launch BlackBerry in Korea with RIM. BlackBerry is trusted by business and government organizations worldwide for its ‘push-based’, secure, manageable and scalable architecture. KT Powertel’s customers will join over 5 million BlackBerry users who enjoy the productivity and connectivity benefits of BlackBerry,” said Kim Woosik, CEO of KT Powertel. “BlackBerry is a strong addition to our offering of ‘total business communications solutions’. KT Powertel will address the mobility needs of the corporate market in Korea by providing the world-leading BlackBerry communications platform leveraging KT Powertel’s PTT network.”

“We are very pleased to bring BlackBerry to the Korean market with KT Powertel. Korea is one of the world’s leading telecom markets and offers a significant opportunity for BlackBerry,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “In addition to the wide-ranging benefits of the unique BlackBerry architecture, KT Powertel’s customers will also enjoy the “push-to-talk” capabilities supported by the KT Powertel network and BlackBerry 7100i handset, allowing them to stay better connected on the go.”

The BlackBerry 7100i’s high-resolution color display is optimized for both indoor and outdoor viewing. It comes with 64 MB of flash memory, 8 MB of SRAM and a removable, rechargeable lithium battery. The BlackBerry 7100i also incorporates SureType™ keyboard technology. SureType combines a phone keypad and a QWERTY keyboard to fit elegantly within the size of a wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with a familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably. The BlackBerry 7100i is also GPS-enabled to support location based applications and services.

For corporate customers, KT Powertel offers BlackBerry Enterprise Server™, which tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

About KT Powertel

KT Powertel, a subsidiary of KT Corporation (NYSE: KTC), formerly Korea Telecom, is a business mobile telecommunications specialist that provides the optimum means for telecommunications. KT Powertel integrates mobile telephony, wireless data service, and more for the purpose of stimulating business. KT Powertel also provides the domestic trunked radio system service. KTC is Korea’s leading telephone service provider with nationwide coverage for fixed-line communication networks and over 20 million subscribers. Today, the company has set its sight on becoming a global Internet service provider through ongoing technology development and management innovation.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

May 31, 2006

FOR IMMEDIATE RELEASE

SPRINT ENHANCES BLACKBERRY PORTFOLIO WITH MOBILE BROADBAND-POWERED DEVICES FOR THE SPRINT POWER VISION NETWORK

With two EV-DO-capable devices and the nation’s largest mobile broadband network Sprint’s BlackBerry customers are poised to do more in more places

RESTON, VA and WATERLOO, ON – Sprint (NYSE: S) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced expansion of the BlackBerry® portfolio for Sprint Mobile Broadband Service, including the introduction of the BlackBerry 7130e™ from Sprint, capable of taking advantage of broadband-like speeds delivered on the Sprint Power Vision NetworkSM(1). Sprint today has the nation’s largest mobile broadband network covering more than 150 million people in 220 major metropolitan areas as well as 470 airports across the nation.

“Sprint is committed to being on the forefront of meeting demand for mobility solutions,” said Danny Bowman, vice president of product marketing for Sprint. “Combining the power of Sprint’s Mobile Broadband service with innovative BlackBerry devices provides Sprint customers with more options for extending the workplace and getting more done in more places.”

BlackBerry 7130e powered by Sprint

Operating on the Sprint Power Vision Network, the BlackBerry 7130e provides complete BlackBerry functionality at broadband-like speeds (average download speeds of 400-700kpbs and up to 2Mbps(2)) giving customers rich phone and messaging features for extending the workplace and enjoying life. It combines top-of-the-line features like Bluetooth® Wireless technology, speakerphone, high-resolution color display and SureType™ keyboard technology into a sleek, stylish handset. The BlackBerry 7130e can also be used as a tethered modem in conjunction with a laptop for high-speed Internet and data application access anywhere Sprint has coverage. Key features include

o Support for Sprint Mobile Broadband service on the nation's largest mobile broadband network
o Lightweight, slim design with large color display
o Full-featured phone
o BlackBerry "Push" Technology
o Phone-as-modem capability
o SureType technology, which combines a traditional phone keypad and familiar QWERTY keyboard for quick, accurate and comfortable dialing and data input
o Bluetooth Wireless technology headset and car kit support
o Speakerphone
o Dedicated "send" and "end" keys
o 64MB of flash memory, 16 Mb SRAM
o Integrated attachment viewing for popular file formats

“The BlackBerry 7130e and Sprint Mobile Broadband service provide customers with a high-performance mobile solution in a slim and stylish design,” said Mark Guibert, vice president of corporate marketing at RIM. “It’s an exceptional choice for customers looking to upgrade their existing mobile phone with a new handset that’s both powerful and easy to use.”

The BlackBerry 7130e is currently available at Sprint Stores, Sprint business sales channels and online at www.sprint.com for $199.99 after available discounts and promotions.

Mobile Broadband Capabilities for the BlackBerry 7250 powered by Sprint

Customers purchasing the BlackBerry 7250™ from Sprint today can also benefit from broadband-like data speeds of the Sprint Power Vision Network. The BlackBerry 7250 previously introduced by Sprint in 2005, now also features Sprint Mobile Broadband service. The EV-DO-capable device comes equipped with a full-featured phone, Bluetooth® Wireless technology, backlit QWERTY keyboard and thumb-operated trackwheel navigation and can also be used as a tethered modem for flexible connectivity options.

Later this year, Sprint will make an EV-DO software upgrade available online to customers who purchased the BlackBerry 7250 from Sprint prior to May 1, 2006 that will allow those users to take advantage of Sprint’s broadband-like data speeds on the nation’s largest mobile broadband network.

BlackBerry Smart Card Reader

Sprint is also now selling the BlackBerry Smart Card Reader™ through its business sales channels, offering further convenience to its business customers. The BlackBerry Smart Card Reader is a lightweight, wearable smart card reader that enables controlled access to a BlackBerry device enabled with Bluetooth® Wireless technology. The solution provides an additional layer of security (two-factor authentication) and supports a variety of smart cards used by security-conscious organizations including those in the government and financial services sectors. The BlackBerry Smart Card Reader operates with BlackBerry devices for both the Sprint Nationwide PCS Network (CDMA) and Nextel National Network (iDEN).

— more —

For complete details about the BlackBerry offerings for the Sprint Nationwide PCS Network and the Nextel National Network visit www.sprint.com.

Sprint Power Vision Network

Sprint customers can currently use several devices on the Sprint Power Vision Network, including the BlackBerry 7130e, to take advantage of average download speeds of 400-700 kbps and peak speeds up to 2Mbps. Sprint today has the most wireless broadband coverage of any carrier. The Sprint Power Vision Network is expected to reach an estimated 190 million people nationwide by the end of the year. Sprint plans to concurrently implement second-generation (EV-DO Revision A) upgrades to deliver additional mobility benefits to users in 1Q 2007.

_________________

About Sprint Nextel

Sprint Nextel offers a comprehensive range of communications services bringing mobility to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Joel Shadle, Sprint
703-906-2645
Joel.Shadle@sprint.com

Amy Schiska-Lombard, Sprint
913-794-2947
amy.k.schiska@sprint.com

Marisa Conway, Brodeur (for RIM)
(212) 771-3639
mconway@brodeur.com

Investor Contact for RIM:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

(1) Within EV-DO data wireless service coverage area only. Actual data speeds vary based on network capacity and application design. Backward-compatible with 1xRTT.

(2) Speed claims based on Sprint network tests. Actual speeds and coverage may vary.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 4

June 1, 2006

FOR IMMEDIATE RELEASE

BlackBerry Connect for Palm Treo 650 Smartphone Now Available on StarHub’s Network in Singapore

SINGAPORE, SUNNYVALE, Calif., and WATERLOO, Ontario – StarHub Ltd, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ for the Palm® Treo™ 650 smartphone on StarHub’s network in Singapore. BlackBerry Connect enables new and existing Treo 650 users to benefit from many popular features of the “push”-based BlackBerry architecture via BlackBerry Enterprise Server™.

With BlackBerry Connect, StarHub customers have a greater choice of mobile devices that are supported by the robust and secure capabilities of BlackBerry services and a wider choice of wireless email solutions on the feature-rich Palm Treo 650 smartphone.

“With mobile email becoming an integral part of the business world today, the Treo 650 offers StarHub customers an all-in-one device that simplifies their lives,” said Paul Blinkhorn, vice president for Palm Asia Pacific. “Palm continues to expand its geographic reach, bringing its broad range of world-class, enterprise-strength mobile-computing solutions to a growing customer base. BlackBerry Connect offers StarHub customers even greater flexibility in their choice of enterprise messaging platforms.”

“BlackBerry Connect enables Treo 650 users to connect to BlackBerry Enterprise Server and enjoy robust wireless functionality with advanced security features,” said Norm Lo, vice president for Asia Pacific at RIM. “We are very pleased to be working with StarHub and Palm to offer customers in Singapore the Treo 650 with BlackBerry Connect.”

The Treo 650 smartphone with BlackBerry Connect supports the following features through BlackBerry Enterprise Server in a Microsoft® Exchange or IBM® Lotus® Domino® environment:

o "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's VersaMail® inbox. Changes to the inbox, including read/unread status and deletion, can be automatically synchronized between the user's email account and the Treo 650.
o Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.
o Attachment Viewing lets users view Excel, Word, PowerPoint, and PDF documents while on the road.((1))
o Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.
o Enables centralized device management, including support for IT policies such as over-the-air device disablement and password device lock, as well as end-to-end security with Triple DES encryption.

More information is available at:

http://www.palm.com/us/enterprise/products/blackberry_connect.html.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® Treo™ smartphones, Palm handheld computers, and Palm LifeDrive™ mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

_________________

((1)) Attachments that are sent via email can be opened by using the BlackBerry Attachment Viewing Service or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

Palm, Treo and LifeDrive are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Media Contacts:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Palm, Palm OS, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Forward-looking statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 1, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance